Exhibit 99.1

6 December 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Wolseley plc

2) Name of shareholder having a major interest:

Mr Edward C. Johnson 3rd, FMR Corp, Fidelity International Limited and its direct and indirect subsidiaries including Fidelity Pension Management and Fidelity Investment Services Limited.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holder.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

47,100	State Street Nominees Limited
247,800	Lloyds Bank Nominees Limited
11,400	Brown Brothers Harriman
2,541,201	Northern Trust
156,700	State Street & Trust
62,300	National Cities
3,577,949	Chase Manhattan Bank London
2,946,959	Chase Nominees Limited
2,512,572	Bank of New York, London
7,700	Credit Suisse First Boston Zurich
102,420	HSBC
106,800	Deutsche Bank
135,770	Citibank
5,044,091	HSBC Client Holdings Nominee (UK) Limited
54,000	Mellon Nominees Limited
90,671	Bank of New York, Brussels
7,700	National Australia Bank
4,400	PICG
21,100	Chase Manhattan Bank AG Frankfurt
24,200	Deutsche Bank AG London
544,500	Nortrust Nominees Limited
588,102	MSS Nominees Limited

5) Number of shares/amount of stock acquired:

Not disclosed.

6) Percentage of issued class:

Not applicable.

7) Number of shares/amount of stock disposed:

Nil

8) Percentage of issued class:

N/a

9) Class of security:

Ordinary shares of 25p each

10) Date of transaction:

Not disclosed.

11) Date company informed:

6 December 2002

12) Total holding following this notification:

18,835,435

13) Total percentage holding of issued class following this notification:

3.26%

14) Any additional information:

15) Name of contact and telephone number for queries:

Mark J. White – 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

6 December 2002

END